EXHIBIT 99.1

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FINAL TRANSCRIPT

Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

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Conference Call Transcript

HOLX – Hologic at Goldman Sachs Healthcare Conference

Event Date/Time: Jun. 10. 2008 / 5:40PM ET

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FINAL TRANSCRIPT

Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

CORPORATE PARTICIPANTS

Glenn Muir

Hologic—CFO and EVP, Finance and Treasurer

Howard Doran

Hologic—President, Diagnostic Products

PRESENTATION

Unidentified Speaker

Hello?

Unidentified Company Representative

Hi.

Unidentified Speaker

Great. Well, thank you, everyone, for joining us. We are pleased to have Hologic with us today. There have been a number of changes at the company over the past year, including the acquisition and integration of Cytyc, a woman’s health diagnostic company as well as yesterday’s announcement that the company has entered into an agreement to acquire Third Wave Technology.

To speak more about those opportunities, joining us today is Glenn Muir, Chief Financial Officer and Executive Vice President, Finance and Treasurer, and to his right is Howard Doran, President of Diagnostic Products. We’re going to start off with a couple of prepared comments by Glenn and then, I’ll ask him to join us over here for some Q&A.

So, Glenn, it’s all yours.

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Great, thank you, [Charlie]. Good afternoon, everyone. Welcome to the Hologic presentation. I’ll try to be brief. Some times I have difficulty with that. For instance, I’m going to go through our forward-looking statements. I have five slides on forward-looking statements, part of that is due to the Third Wave acquisition.

Let me just start right in. Hologic is one of the largest companies with a primary focus on woman’s health. We have a broad spectrum of products to cover such areas such as breast cancer, cervical cancer, abnormal uterine bleeding, osteoporosis, pre-term labor and permanent contraception. If you look at the size of the Company for a moment to put everything in perspective. For this fiscal year, 2008, that ends this September, we are projecting revenues of $1.7 billion.

We have four reporting segments. The first segment, our largest segment is our breast health group, this includes products such as our mammography products, especially our Selenia Full Field digital mammography product which we’ve had great growth over the past few years. Our [sero] express biopsy and products from Cytyc, their breast surgeon sales force, their MammoSite product. So, this is a group that combines Hologic and Cytyc products.

Last month, when we announced our Q1 results, we talked about this segment increasing in revenue year-over-year by 30% from ‘07 to ‘08, and we — that guidance has been increased from the prior quarter where we felt our year-over-year growth would be 25%. The point is, we’re beginning to see the synergies of the combination of Hologic and Cytyc in the breast health group.

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

Our second largest group is the diagnostics group, its 28% of our revenues, it includes the think prep liquid based pap tests, it includes the [Edesa] full-term tests and now, recently with yesterday’s acquisition, it will include the HPV test as we move forward.

Number three is our GYN surgical group, the NovaSure product today. That product and that group we expect to be flat in ‘08 compared to ‘07. We had a little pick up last quarter as we worked through some inventory in the channel. We are expecting resumed growth in fiscal 2009 from the NovaSure product. In the future, that group will also include our Adiana permanent sterilization product, which we’re pretty excited about. And then, fourth is our skeletal health group, growing 10% in ‘08 over ‘07.

If we look though at our largest market, and our market is the U.S. market, 80% of our revenues are generated in the United States. We cover 80% of the potential product in the U.S. market with products that we sell today.

Some of the drivers when we think about why our product and why our business is growing or accelerating is number one, the aging population. This is pretty clear to many of us that it’s caused and creating the opportunity for more and more testing, especially on the screening and diagnostic side.

But number two is global economic growth. We are finding that even though only 20% of our products are sold outside the United States, there’s a huge opportunity going forward as many other countries catch up as far as detecting and diagnosing many of the women’s health issues that we deal with today.

Number three, advanced screening improves outcome to the extent that we introduced new screening procedures, things like mammography for breast cancer, liquid based pap for cervical cancer, it does improve outcome. There’s a big focus from the FDA and CMS right now on preventative, on focus in on screening type technologies in order to better the outcomes and save money down the road. And then lastly, fourth, many of our products are minimally invasive, they’re less invasive than alternate surgical procedures and that’s a big push that we’re driving as well.

When we think about Hologic and what has made us successful in the marketplace is number one, we think of ourselves as the technology company, we have best in class products. We consider all our products to be gold standard. It is clear to us that we spend more in R&D than our competition in the niches in which we compete.

But number two, and this can’t be overlooked, is distribution, especially here in the United States, we have the largest dedicated comprehensive sales force for women’s health and we’ve been at this for 25 years. It has built up a lot of customer good will and its put us in a primary position in the marketplace. And number third, as we go forward, is our expansion and it is our ability to go global, it’s our leverage with the Cytyc opportunity to leverage resources outside the United States.

This slide gives an idea of many of the products that we sell within women’s health. Our products are used for screening the early detection of diseases, it’s used to diagnosis, to confirm whether cancer is present and many — a couple of these products are used for therapeutics, for therapy as well. And early detection does save lives, that is the focus of the Company.

Let me just switch gears and talk a little bit about yesterday’s announcement. Yesterday, we announced that we are in the process of commencing a cash tender offer for Third Wave at $11.25 per share, a total equity value of $580 million. We are going to finance this deal with a $600 million term loan, hopefully under our existing secured credit facility. I’ve been told that if we’re unable to complete that, that Goldman Sachs is stepping up to provide us the $600 million. I will be reviewing their books later this afternoon to ensure they are capable. More to follow.

Unidentified Company Representative

No comment. I’m on the other side of the wall.

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes. I — some of the strategic rationale at Third Wave and I think — someone asked me earlier today if we’ve been surprised by the reaction. Any surprise is that none of our investors have been surprised by this announcement just yesterday morning.

What are we trying to do? This is our entry point into molecular diagnostics testing, both here in the United States and abroad. Yes, number one, we are focused on HPV. The HPV market today in the U.S. is approximately $200 million. We think that that market will grow to $400 million

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

over the next few years. That’s a big growing market. That we have a relationship with existing laboratories which the product is sold to and the OB/GYN who is actually the doctor that uses the test. We have large sales forces to both of those two call points that we will be pushing the HPV test into. So, this is a complimentary bid to products we have in the marketplace today.

We are very excited though about the promising technology and its differentiation from other products in the marketplace. We have done an in depth review of the clinical data and the FDA submission. We have gotten ourselves comfortable with where they are in the process and the real focus here is that, number one, many — like many of the products that we sell today, we believe this is better technology in the marketplace. We have come to believe that the Third Wave test is better than anything we’ll see out there, has better specificity in the marketplace for the virus itself.

And on top of that, the economics to the lab are very beneficial with this test. We believe that either through the manual or the automatic testing modes that there will be workflow and throughput improvement for the lab that will cause this to be economically beneficial to them. That’s number one.

Number two, we believe that because of a small — a smaller sample size than what is necessary than the current HPV product, that the quantity non-sufficient to be kept will be reduced greatly, leading to improved performance. More testing will be able to be done out of the current file.

I — when we think about Third Wave, it’s all about cervical cancer for us. HPV testing is an adjunct technology complimentary to the pap test that we use today. Pap tests, as we offer with ThinPrep, detects the presence of the disease. HPV testing is looking for presence of the virus that causes the disease itself. We believe in our claims for this particular product are number one as an ASCUS reflex to be used to triage ambiguous pap test results. That’s the first claim.

And number two, to be used in high risk cases for women over the age of 30. That’s the same claims that are on the market today with the other competing product. Those are the claims that we’re looking for. That’s how we feel the product will be used in the marketplace. This HPV test is used out of the ThinPrep pap vial. The sample, the liquid sample, is used out of the very same vial.

When we look at the market, here in the United States, we do believe it will be a $400 million market over the next five years. Today, it’s 50% penetrated. It’s — the current size of $200 million. Outside the U.S., we believe it also has the potential to reach $400 million, but it’s even less penetrated, approximately 10%.

Here’s my last slide, just to leave you with, it’s an illustration that between the four segments that we have, some of the future products that we have under development. It’s really our road map to the future. All segments have products that we’re continuing to work on. I’ve highlighted three in blue and unfortunately, under diagnostics — oh, I’m sorry. I’ve highlighted three in blue, those are the three products that are before the FDA today for approval, of which approval is expected or hoped to be expected in our fiscal 2009. And the point is that in each segment, we have a significant product coming to market to help reaccelerate both revenue in earnings growth.

In the breast health area, there’s the product called Tomosynthesis. It’s the 3D imaging for mammography we’ve been excited about for quite some time. In the diagnostic group, at the very bottom is HPV testing. That’s now by way of Third Wave. And under GYN surgical, it’s the Adiana permanent sterilization product that I spoke briefly about. That would be sold to the very same doctors through the very same channel as NovaSure and into the 25 active accounts that we have.

With that, thank you, Charlie.

QUESTION AND ANSWER

Unidentified Speaker

Great. Thanks a lot, Glenn. Why don’t you have a seat. And for those in the audience who would like to ask a question, please feel free to do so. We do have a mic roaming around, so all you have to do it just raise your hand.

So, just to start out with, maybe we can focus in on the Third Wave acquisition and do — same thing you can, Glenn, why now? And in particular, what prompted Third Wave to take the initiative to retain an advisor, to pursue strategic options.

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

And then, Howard, if you don’t mind, maybe you can talk to us about the HPV marketplace, you’ve got some very intense competitors here. So, going forward, how do you size up the competition, what exactly is going to drive some of the shared conversation that Hologic is — it’s hoping for?

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Charlie, on the why now, let me try to answer that. It’s hard from Third Wave’s perspective to speculate on why they entered the process now, but it is clear that we were part of the process to look at Third Wave, we’ve been very interested in this product line for quite some time. It is a perfect fit for us within the channel of the ThinPrep product line, and we felt that this was an opportunity that may not come around again if the — if Third Wave was sold to another company.

So, we did our analysis very quickly, and I must say, we got very comfortable with the technology. We got very comfortable with the clinical data that we reviewed, including the trial design and the end point and we got very comfortable with the FDA submission. And that was number one, when we think about Third Wave. When you think about the channels and the sales people and the lab sales force, we have all that covered, really the product in the market itself.

I would like to say that part of our comfort level come from the fact that we are the Third Wave senior management team is committed to be part of this deal. They had certain change in control agreements that bested options and cash long term incentive program payment that they were due. They deferred those payments until FDA approval. And it’s a sign of their commitment, both to the product itself and to the process of getting it through FDA. So, we are on the same wave here to a certain extent moving forward.

Howard Doran —Hologic—President, Diagnostic Products

As far as differences between the products and why we think it’s a tremendous opportunity, I basically want to talk about four things that we think all add up to a real nice economic package for the laboratory to considering bringing in a different platform.

The first, and Glenn spoke a little bit about some of these in small detail, is operationally, we believe if you’re comparing the Third Wave to [Cyogen] manual methodology, or, as you get further down the path of greater automation in some of the larger labs, there are still many front end steps as far as the accessioning process that need to be done manually from med techs within the laboratory.

So, from a manual methodology, we went out to a couple different laboratories during our due diligence and watched them do both processes and interviewed them and talked about what the pros and cons were and most folks said that the Third Wave assay took about three to four hours less to complete a single batch.

We also went to the operators manual of Cyogen as well as compared to what the proposed operator’s manual would look like for Third Wave and you can just see by the magnitude of the steps and the times that it takes to run the various stages of it, that we came to the same answer that it was about three or four hours. So, the net-net of what that all means is operationally, we believe that’s it’s about $0.75 to $1.25 per test on small to medium-sized laboratories, the favorability operationally. I would expect Quest or [lab work] to be more efficient to that. So the number to be slightly less. But we think there’s an economic discussion surrounding productivity and workflow within the laboratory that would be compelling.

The second is QNS, and again Glenn talked about that, which means quantity not sufficient to run the specimen. So, I want to just try to give you an example on what that means economically. If you take a small laboratory doing 10,000 HPV tests a year, we know out of the ThinPrep vial, about 5% of the time there will be not see enough remaining fluid after the pap to actually run the test. And that causes two problems.

One is the lab cannot obviously run the test, which then disappoints the clinician who’s ordered it. So they get relatively angry that they’ve asked for additional piece of information for their patient and they don’t get it, so they start blaming the lab, is there a problem here. And secondly, the lab is now disappointed that — it has a ticked off customer, but more importantly, they now can’t bill for that event. They have a requisition ordering a test that they can’t perform.

The Third Wave assay reduces QNS by about 80%. So again, back to that 10,000 test example, 5% of 10,000 is 500 tests, with the Third Wave assay, you’ll be able to do 400 additional tests that you would not be able to do with the current platform and Medicare pays about $50 for the assay, that’s $20,000 of added revenue for a test that you were not prior able to perform. You compare that to 10,000 test within the laboratory, that’s about a $2 per patient advantage economically.

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

Third, Glenn had mentioned specificity, we talked to numerous customers that basically had both platforms and when they brought the Third Wave technology and they did a validation comparing Cyogen to Third Wave. So, what they do is they take the same patient sample, they run it through both pieces of equipment and what they then do is they look at the discordant cases. And what they do with the discordant cases, meaning one set positive, one site negative, or vice versa, they do PCR sequencing and they use PCR sequencing as truth or the gold standard. And depending on which lab and which setting, between 70% and 80% of the time, that PCR sequencing favors the answer that was from the Third Wave assay. So, when we were — we’re talking about specificity, that’s in the context of what we’re discussing.

And then lastly, if you take the $2 to $3 of operational on the front end benefit, you couple that with, again, greater specificity on the back end, Third Wave will have the first — or Hologic will have the first 16 and 18 genotyping available to the market so it’s an additive revenue stream on top for the laboratory.

So, we think you couple that all together, we have a very attractive package, we have a very attractive economic situation for our laboratory customers and at the end result, better information and better testing for the OB/GYN patient. So, it makes a lot of sense and we think we can do very well in the marketplace.

Unidentified Speaker

It’s worth it.

We got one question up here in the front.

Unidentified Audience Member

Okay, oh you mentioned — just mentioned specificity, and I think on your conference call, the question was asked [if you know] the data for the ASCUS arm trial and you said you do know the data so (inaudible-microphone inaccessibility).

Howard Doran —Hologic—President, Diagnostic Products

We do, alls I would say in regards to the data is two things, one is our entire clinical team, as well as our medical director sifted through the entire data set and was very comfortable with the clinical trial itself, the PMA application and all correspondents with the FDA during this process.

Secondly, we also had an independent consultant that did the same deep dive just to see if they came to a different conclusion and both groups came back with it’s a very clean, very tight package and very comfortable with all the communications that have take place at the FDA. In regards to discussing actual statistics, I think it’s a little premature to be doing that.

Unidentified Audience Member

In terms of when we could see that physical data, you indicated that we could see some at the AACC and some other sub segments and other venues, can you talk to us a little bit about timing? When we could see that?

Howard Doran —Hologic—President, Diagnostic Products

I think Third Wave has communicated that.

Unidentified Audience Member

Oh.

Howard Doran —Hologic—President, Diagnostic Products

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

I mean, my bias would be that you don’t talk about your clinical trial while you’re in the midst of a PMA application. So, we’re not certain — that’s certainly not our decision at this point, to determine when they release that data or when they don’t. But that timeline of July was not supplied by Glenn or I. I think that’s more the Third Wave folks.

Unidentified Audience Member

Right on.

Unidentified Speaker

Okay, let’s see here. Maybe we can — another question is just — just in terms of the $600 million term loan that you’re going to use to draw down — draw — to finance this transaction. You indicated that you would be able to pay off that $600 million term loan within two and a half years. Clearly, your track record with the $1.1 billion term loan suggests a different kind of timeline. How should we think about this? Because so many — it doesn’t seem as if it’s going to be a tremendous stretch.

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

So, you’re suggesting the possibility it might take less than two and a half years?

Unidentified Speaker

Maybe.

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes, well we had — we — as a reminder, we did have great luck with the $1.1 billion term loan that we took out as part of the Cytyc acquisition. Part of it was refinanced into that convertible that we have today that will stay on the books. But it is true that since October, over $600 million has been paid back against that term loan. We have a little piece left that will be paid off when the LIBOR contract ends at the end of June. So, it is essentially gone at this point. And that was a pretty rapid pay down.

However, some of that cash flow did come from other places other than operations, some came from Cytyc itself, some came from the exercise of stock options and other non-operating things that we’re not exactly expecting this time around.

So, I would say that our current expectation is that two and a half year timeframe, but Charlie is right, it probably won’t take beyond the two and a half years. Our goal is to rapidly pay it off, that will be a focus of ours over the next two and a half years, that will be the primary focus of our task.

Unidentified Speaker

Okay, just moving on. Maybe we can hammer the NovaSure issue again here. Just as we’re —

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes, I was hoping you’d ask about that.

Unidentified Speaker

As we’re approaching the end of the quarter here, I’m just curious to know, you indicated on the call yesterday that it sounds as if the inventory situation is definitely coming under control. You’ve gone on the record to say that procedural volumes have picked up.

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes.

Unidentified Speaker

What indications are you telling you about the acceleration in procedural trends here and — and in terms of guidance that you’re providing, you’re providing some very specific guidance over the next few quarters as you’ll see a sequential decline going to June and a sequential uptick going into September. Can you give us some — additional granularity around?

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes, I think that is an important question because it is a lingering question about NovaSure. There is no doubt that we had a flip as the — in the March quarter as it related to NovaSure sales and there were changes that we did make in that business. In particular, as it related to the sales force as we bifurcated a sales force between diagnostics and surgical and we put more effort and emphasis on the surgical team that sold NovaSure. It did create some territorial realignment in the quarter. It was a little bit disruptive, but at the end of the day, what we were really trying to do, was to focus our sales force to continue to develop or to shift over and develop a larger market that we see out there, and that’s the market in the office.

Today, there’s been primary emphasis on the hospital based market and NovaSure’s sales have really exceeded in that area. They have 65% of the inflation market because of that. We see that continuing, however, not at the historical growth rates of 20%, 30% plus. We feel that if we can move more into the office space and create awareness, there’s a much larger potential base of women with excessive menstrual bleeding that are being treated in a less effective manner. They’re being treated with hormones and we’re trying to increase the education and awareness to that part of the market.

I would say that in the March quarter, we feel we were partially successful. In December, we accepted $60 million worth of orders and we shipped $60 million of product. In March, we accepted $62 million of orders, we only shipped $55 million, hence the issue on the revenue side, but we created a scenario where $7 million of backlog was generated in the office that will result in revenue in the future. And that’s just the beginning and that’s how we think we’ll kick start that market. That’s the kind of market we’re used to is selling off of backlog.

We do believe that in the June quarter that backlog will continue to increase. That we’ll see an uptick in the NovaSure backlog. Why do we believe that? Well, we are comfortable with the rates of procedural volume that we’re seeing. We do believe that the March quarter was affected by Easter, it was affected by a couple of Fridays, there was no business, it was affected somewhat by hospital’s deductible levels for our patients. And when we looked at the April results, we saw a pick up in procedural volume.

That being said, as Charlie alluded, we do expect revenues in June and we communicated this to be down a little bit from March as we flesh through some inventory we felt has built up on the hospital side. So, those are the two areas that we really focus in the NovaSure business. We are convinced that beginning in September, that we will resume a rate of growth. And when we look a fiscal ‘09, it will continue to grow again.

There is no other — when we look at the product, there’s no other competing product that’s as effective in the marketplace as this product, and when we look at the size of the market, that hasn’t changed. The 2.2 million women in the United States affected by abnormal uterine bleeding, of which only 350,000 today have an ablation procedure is still a huge opportunity for the Company and we really did refocus in the March quarter to begin to penetrate that part of the market.

Unidentified Speaker

Actually, if I can — once again, because you were so specific about the sequential revenue guidance for NovaSure here, I just want to make sure that the company’s also comfortable with the fact that procedural volumes are typically very — softer in the summer timeframe. So you’re projecting a sequential uptick when conceivably procedural volumes are coming off. And so I’m just kind of wondering —

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

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Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

End of September, yes.

Unidentified Speaker

As you have these two intersecting lines.

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes, well, I think again, Charlie, I think the uptick in the September quarter, and that’s a fair enough point, that summer is not the strongest quarter. However, because of the fact that we’re expecting June to be down maybe abnormally, so to speak, that the uptick in September isn’t a great achievement, it’s just getting back to a normal rate. So, I think that’s part of putting it in perspective. We’re expecting $225 million in revenue and sales in NovaSure in FY ‘08 for a full 52 week year. And that’s versus $225 million in FY ‘08. That is the flat year that we’re having in NovaSure.

FY ‘09, we haven’t yet talked about what kind of guidance to give on the revenue growth. I’ve talked about, it’s not going to return to a 20% or 30% growth, but then again, it’s not going to be 5%. We had been expecting mid-teens and we need to work through that a little bit over the next quarter before we update that guidance for FY ‘09.

Unidentified Speaker

Howard, if I could, just on this procedural volume issue. In the last quarter call, there was a slight shift in terms of the number of procedures — ThinPrep procedures that were performed. We had — you guys had quoted a number of 8.8 million tests, typically it’s been approximately 9, the guidance then went to 8.7 to 9 million going forward. Can you just tell us what’s going on there? Is there softness going on in terms of even ThinPrep procedures here?

Howard Doran —Hologic—President, Diagnostic Products

Great question. I think what happened is, if you go back three or four years ago, it was when actually [Thin Dygene] first got their approval for HPV plus pap and the concern on the street was that instantly we were going to see a real decline in cytology behind in the United States.

So, we did make a communication out to the market that we anticipated our business to be approximately 9 million tests a quarter, plus or minus a shipping day. Well, when you’re doing 9 million tests a quarter, a shipping date can be 300,000, 400,000 units, depending on which day it is. So, that’s one thing.

The second thing I would say is, if you go back to 2004, which is where our market share kind of tapered off with the ThinPrep pap tests. We have averaged between 35.4 and 36 million tests and we hit 36 million tests one time.

If you do the math of those four years and divide it by the 16 quarters, we basically averaged 8.9 million tests over that same — that same period of time. So, the difference between Q1 where we shipped nine million and Q2 when we shipped 8.8, guess what, it gets you back to that same 8.9.

So, I think instead of modeling out 9, the reality is it really was always 8.9, but the way it was classified back three or four years ago, I think people got a little higher than what the reality was. And again, that was totally under the context of everyone thought 55 million paps in the U.S. was going to go to 40. So, being around that 9 million threshold now for four and a half years just shows that that material drop in cytology volume actually did not occur.

So, I think what Glenn tried to do with the 8.7 then 9 million is yes, that gives you the band of what you should not be surprised to see on a quarter-over-quarter basis, but right now we are very comfortable that our business is still approximately 8.9 and we will continue to do between 35.4 and high 35.8, .9, on an annualized basis. So I do not see any real traumatic shift in volume over the last four and a half years and don’t anticipate a major swing in the next year or two either.

Unidentified Speaker

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FINAL TRANSCRIPT

Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

Okay. Great. Just in the last couple minutes here. Glenn, if you could just give us a quick update on where you stand with Tomosynthesis, considering that we had thought that the FDA might come back within a six month time frame, we’re now kind of there. And then also, if you could just kind of speak to the draft guidance document that the FDA issued on the down classification of FFDM, just when could we see the final draft, final guidance, or final rule here and is it — is it really going to be terribly meaningful at the end of the day for Hologic?

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Yes, that’s great, Charlie. Let me start with the second one, it’s a shorter answer. There was a down classification suggested by the FDA from a PMA for 2D digital. That’s not Tomosynthesis, this is 2D digital only from a PMA down to a 5-10K. The FDA sent out a week ago for 90 day comment period to get comments back from industry.

This is after a two-year-old recommendation from the panel for the FDA to do this. It was May of 2006 when the panel first recommended. The FDA now is looking for comment. We’re probably looking at a 2009 time frame where 2D digital mammography here in the United States, for new introductions will be a 5-10K process. So, it won’t be the lengthy PMA, but we’ll still require clinical trials and show the product is equivalent.

Now, that’s only part of the puzzle. The other piece is, there really isn’t a competitive product that we look at today that could enter the market with any kind of success. This is not any kind of concern that we have in the U.S. market between Hologic and GE. We have 90% of the digital market today. When we look overseas, we have the bulk of the digital market between Hologic, Seimens and GE, we have 90%. Those three companies are already approved here in the United States. So we don’t see a product outside the U.S. that is going to make any in roads be it a PMA or a 5-10K in any case.

Second of all, if we look at Tomosynthesis now, switching gears, and where we stand for our PMA of this product and as we have on the chart here, that is the next wave — that is the next growth wave for Hologic in our breast health group. We filed our FDA/PMA application in January. It was received and accepted in March. The six month clock has started. We are expecting a panel. We haven’t heard when that panel might be. We are expecting the FDA to call a special panel for Tomosynthesis. It is new technology, it’s highly likely they would do that. Irrespective of that, we are launching and beginning to talk and will sell the product overseas in Europe, where it only requires the CE mark.

Now, from a launch standpoint of the product, getting FDA approval is important, it’s a sigh of relief. We all can feel good about it. But at the end of the day, what we would like to have is have approval for RSNA 2008, our big trade show. That’s at the very end of November 2008. We would not be in a position to sell the product, even if we had approval tomorrow. We are working on the manufacturing process, we’re getting feedback from the beta units we’ve put in the field. We’re beginning to take orders in Europe that will deliver in the December quarter.

So, the U.S. launch would not be until the end of this calendar year in any case. So, I only say that to highlight that we don’t feel that there’s any delay and we, in fact, are on schedule as far as hitting those milestones we have for delivery of the product itself.

Unidentified Speaker

Great. Sounds like you got a lot of viability for that RSNA launch.

Okay, well we’re out of time here, so I’ll go ahead and wrap up. Thank you very much for coming to the conference.

Glenn Muir —Hologic—CFO and EVP, Finance and Treasurer

Thank you, everyone.

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FINAL TRANSCRIPT

Jun. 10. 2008 / 5:40PM ET, HOLX – Hologic at Goldman Sachs Healthcare Conference

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Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the acquisition of Third Wave by Hologic, including future financial and operating results, the expected permanent financing for the transaction, Hologic’s and Third Wave’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Third Wave caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

Risks and uncertainties include, among others: the ability of the parties to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the risk of Third Wave’s products not obtaining regulatory approval or significant delays in obtaining such approval; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require Hologic to increase the financing available to it under its existing credit agreement with Goldman Sachs Credit Partners L.P. While Hologic has obtained a commitment for such increased financing, Hologic’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject Hologic’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Third Wave have filed with the SEC contain additional factors that could impact Hologic’s business and financial performance. Hologic and Third Wave expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

This description contained herein is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Third Wave’s common stock described herein has not commenced. At the time the Offer is commenced, Hologic and Thunder Tech Corp. (a wholly owned subsidiary of Hologic) will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO containing an offer to purchase, the form of the letter of transmittal and other documents relating to the tender offer, and Third Wave will file with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. Hologic, Thunder Tech Corp. and Third Wave intend to mail these documents to the stockholders of Third Wave. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer, including the terms and conditions of the offer and stockholders of Third Wave are urged to read them carefully when they become available before they make a decision with respect to the Offer. Stockholders of Third Wave will be able to obtain a free copy of these documents (when they become available) at http://www.hologic.com and the website maintained by the SEC at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by contacting Hologic or Third Wave.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), Hologic uses the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. Hologic believes that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts Hologic’s performance, especially when comparing such results to previous periods or forecasts. When analyzing Hologic’s operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.